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                          July 25, 2022

       Charles N. Funk
       Chief Executive Officer
       MidWestOne Financial Group, Inc.
       102 South Clinton Street
       Iowa City, IA 52240

                                                        Re: MidWestOne
Financial Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 21, 2022
                                                            File No. 333-266263

       Dear Mr. Funk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Nicholas M. Brenckman,
Esq.